UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 26, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 30 September 2021 Pillar 3 Report for UBS Group AG and significant regulated subsidiaries and sub-groups, which appears immediately following this page.

30 September 2021 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Table of contents
Introduction and basis for preparation

UBS Group
6	Section 1	Key metrics
9	Section 2	Risk-weighted assets
13	Section 3	Going and gone concern requirements and eligible capital
14	Section 4	Leverage ratio
17	Section 5	Liquidity coverage ratio

Significant regulated subsidiaries and sub-groups
20	Section 1	Introduction
20	Section 2	UBS AG standalone
25	Section 3	UBS Switzerland AG standalone
32	Section 4	UBS Europe SE consolidated
33	Section 5	UBS Americas Holding LLC consolidated

Appendix
34	Abbreviations frequently used in our financial reports
36	Cautionary statement

Contacts

Switchboards

For all general inquiries.
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team manages relationships with global media and journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary handles inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit of the Group Company Secretary’s office, manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/contact

Shareholder website:
computershare.com/investor

Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (the BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring the minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 30 September 2021 for UBS Group AG consolidated is provided in the “Capital management” section of our third quarter 2021 report, available under “Quarterly reporting” at ubs.com/investors, and for UBS AG consolidated in the “Capital management” section of the UBS AG third quarter 2021 report, which will be available as of 29 October 2021 under “Quarterly reporting” at ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks”), as revised on 6 May 2021, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

Significant regulatory developments, and disclosure requirements and changes effective in this quarter

Swiss Federal Council report on systemically important banks and revision of the Swiss Liquidity Ordinance

In June 2021, the Swiss Federal Council issued the results of its bi-annual review of the Swiss too-big-to-fail regulatory framework. The report concludes that no fundamental changes to the framework are needed. Potential areas for adjustment identified include the further tightening of the liquidity requirements for systemically important banks and the alignment of incentive systems to support a bank’s resolvability.

Subsequently, the Swiss Federal Department of Finance launched a consultation on proposed revisions to the Swiss Liquidity Ordinance in September 2021, with the aim of strengthening the resilience of systemically important banks in Switzerland. As proposed, the revisions would increase the regulatory minimum liquidity requirements for systemically important banks, including UBS. The consultation period is scheduled to end on 13 January 2022. UBS is assessing the implications of the proposed revisions.

NSFR implementation

On 1 July 2021, the net stable funding ratio (the NSFR) regulation, which was adopted by the Swiss Federal Council in 2020, came into effect. It applies to UBS Group AG at the consolidated level and to UBS AG, UBS Switzerland AG and UBS Swiss Financial Advisers AG at the standalone level.

Based on the regulation, and as agreed with FINMA, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

›    Refer to the “Key metrics,” “UBS AG standalone” and “UBS Switzerland AG standalone” sections of this report

Registration under the US security-based swaps regulations

Under US Securities and Exchange Commission (SEC) regulations, UBS AG is required to register as a security-based swap dealer by 1 November 2021. On 8 October 2021, FINMA and the SEC finalized a memorandum of understanding relating to cooperation in oversight of Swiss entities registered under the SEC’s security-based swaps regulations. The SEC also published a substituted compliance order modifying the application of certain of its regulations for Swiss security-based swap dealers.

Stress capital buffer in the US

Following the completion of the annual Dodd–Frank Act Stress Testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR), UBS Americas Holding LLC was assigned a stress capital buffer (SCB) of 7.1% (previously 6.7%) under the SCB rule as of 1 October 2021, resulting in a total common equity tier 1 (CET1) capital requirement of 11.6%. As of 30 September 2021, the CET1 ratio of UBS Americas Holding LLC was 20.7%.

Removal of ECB restrictions on dividend payments by banks

In July 2021, the European Central Bank (the ECB) announced its decision to remove the COVID-19-related restrictions on capital distributions and share buybacks by banks with effect from 1 October 2021.

FINMA’s assessment of the recovery and resolution planning

In March 2021, FINMA published its annual assessment of the recovery and resolution plans of systemically important financial institutions in Switzerland. The report noted that FINMA had approved UBS’s group recovery plan and assessed its Swiss Emergency Plan as effective. It also highlighted that UBS has made further progress in improving its global resolvability by building up the necessary capabilities and removing obstacles to the implementation of the resolution strategy, while pointing out areas for further improvement.

Based on the actions we completed by December 2020 to improve resolvability, FINMA granted an increase of the maximum rebate, from 47.5% to 55.0%, on the Swiss SRB gone concern capital requirements for UBS Group AG consolidated and UBS AG consolidated, effective from 1 July 2021.

›    Refer to the “Going and gone concern requirements and eligible capital” section of this report

COVID-19 temporary regulatory measures

The temporary exemption from FINMA for banks to exclude central bank sight deposits from the leverage ratio denominator (LRD) for the purpose of calculating going concern ratios applied from 25 March 2020 until 1 January 2021 and was not extended thereafter.

Strategic partnership with Sumitomo Mitsui Trust Holdings

In 2019, UBS entered into a strategic wealth management partnership in Japan with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). In January 2020, the first phase was launched, with operations commencing in the joint venture that was established to promote our respective services. At the time, UBS and SuMi Trust Holdings also started offering each other’s products and services to their respective clients.

In the third quarter of 2021, the second phase of the partnership was completed, with the launch of a new operational partnership entity, UBS SuMi TRUST Wealth Management Co., Ltd., which is 51% owned and controlled by UBS, requiring us to consolidate this entity. The new entity offers global securities and wealth management capabilities, together with the custody, real estate, inheritance and wealth transfer expertise of a Japanese trust banking group.

Upon completion of this transaction in the third quarter of 2021, UBS’s CET1 capital increased by USD 189 million, with no effect on profit or loss.

Material model updates

Effective from the third quarter of 2020, we began to phase in risk-weighted asset (RWA) increases resulting from new probability of default (PD) and loss given default (LGD) models for the mortgage portfolio in the US. As agreed with FINMA, the effect on RWA is being phased in over six quarters, through the end of 2021, resulting in an increase of USD 0.5 billion in the third quarter of 2021.

At the beginning of the second quarter of 2021, we also began to phase in an RWA increase related to a new model for structured margin loans and similar products in Global Wealth Management. This RWA increase is being phased in over five quarters and the model will be fully implemented by the second quarter of 2022. RWA increased by USD 0.7 billion in the third quarter of 2021 due to the aforementioned model introduction.

The third  quarter of 2021 also included an RWA reduction of USD 0.3 billion related to the introduction of new models for the leasing of aircraft and industrial goods.

Material regulatory add-ons

The third quarter included a market risk RWA increase due to the introduction of a regulatory add-on of USD 5.5 billion, which considers profit or loss resulting from time decay in addition to the regulatory value-at-risk (VaR) and stressed VaR. The add-on reflects the outcome of discussions with FINMA regarding our regulatory VaR model, which started in late 2019. The integration of time decay into the regulatory VaR model, which would replace the add-on, is subject to further discussions between FINMA and UBS.

The third quarter of 2021 also included RWA increases related to regulatory add-ons in credit and counterparty credit risk of USD 1.2 billion for prime brokerage clients, as well as USD 0.4 billion for clients leasing aircraft and industrial goods. We expect further increases of around USD 2 billion related to prime brokerage clients in the fourth quarter of 2021.

Changes to capital add-on requirements

The applicable market share add-on requirements set by FINMA for UBS Group AG consolidated, UBS AG standalone and UBS Switzerland AG standalone as of 30 September 2021 were 0.72% for risk-weighted asset (RWA) and 0.25% for leverage ratio denominator (LRD) purposes. These add-ons were increased by 0.36% for RWA and 0.125% for LRD in the third quarter of 2021, reflecting an increase in UBS’s market share in the Swiss credit business to more than 17%.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 7–9 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 30 June 2021 for disclosures required on a quarterly basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

›    Refer to our 30 June 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information about previously published quarterly movement commentary

UBS Group

UBS Group AG consolidated

Section 1  Key metrics

Key metrics of the third quarter of 2021

The KM1 and KM2 tables on the following pages are based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

Our common equity tier 1 (CET1) and leverage ratios increased in the third quarter of 2021, primarily reflecting increases in capital. Our CET1 capital increased by USD 2.4 billion to USD 45.0 billion, mainly reflecting operating profit before tax of USD 2.9 billion, an increase of USD 0.2 billion related to the launch of our new operational partnership entity with Sumitomo Mitsui Trust Holdings, Inc. and USD 0.2 billion higher eligible deferred tax assets on temporary differences. These effects were partly offset by current tax expenses of USD 0.4 billion, accruals for capital returns to shareholders of USD 0.3 billion and negative foreign currency translation effects of USD 0.2 billion.

Our tier 1 capital increased by USD 1.2 billion to USD 60.4 billion, primarily reflecting the aforementioned increase in our CET1 capital, partly offset by the call of an additional tier 1 (AT1) capital instrument with a nominal amount of USD 1.1 billion.

The TLAC available as of 30 September 2021 included CET1 capital, AT1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes are measured at the lower of cost or market value. This amount was negligible as of 30 September 2021, but is included as available TLAC in the KM2 table in this section.

Our available TLAC decreased by USD 1.5 billion to USD 102.8 billion in the third quarter of 2021, reflecting the aforementioned USD 1.2 billion increase in our tier 1 capital and a USD 2.7 billion decrease in non-regulatory capital instruments, which mainly resulted from a USD 2 billion low-trigger loss-absorbing tier 2 capital instrument that ceased to be eligible as it had less than one year to maturity, the call of a EUR 1.75 billion TLAC-eligible senior unsecured debt, and effects from interest rate risk hedges and foreign currency translation, partly offset by a USD 2 billion issuance of TLAC-eligible senior unsecured debt.

Risk-weighted assets (RWA) increased by USD 9.1 billion to USD 302.4 billion, mainly due to increases in market risk RWA of USD 6.2 billion, counterparty credit risk RWA of USD 1.2 billion, and credit risk RWA of USD 1.0 billion. The increase in RWA more than offset the increases in tier 1 and total capital, resulting in decreases in the tier 1 and total capital ratios of 0.2 and 0.4 percentage points, respectively, during the third quarter of 2021.

The leverage ratio exposure increased by USD 5 billion to USD 1,045 billion, driven by on-balance sheet exposures (other than securities financing transactions (SFTs) and derivatives) and derivative exposures, partly offset by a decrease in SFTs.

Average high-quality liquid assets (HQLA) decreased by USD 1.1 billion to USD 230.9 billion, driven by an increase in assets subject to local transfer restrictions. Average total net cash outflows decreased by USD 2.4 billion to USD 146.8 billion, mainly due to decreases in outflows from secured financing transactions.

KM1: Key metrics
USD million, except where indicated
		30.9.21	30.6.21	31.3.21	31.12.20	30.9.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	45,022	42,583	40,426	39,890	38,197
1a	Fully loaded ECL accounting model CET1[1]	45,008	42,561	40,403	39,856	38,162
2	Tier 1	60,369	59,188	56,288	56,178	54,396
2a	Fully loaded ECL accounting model Tier 1[1]	60,355	59,166	56,264	56,144	54,360
3	Total capital	61,855	61,184	58,822	61,226	59,382
3a	Fully loaded ECL accounting model total capital[1]	61,841	61,162	58,799	61,193	59,347
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	302,426	293,277	287,828	289,101	283,133
4a	Minimum capital requirement[2]	24,194	23,462	23,026	23,128	22,651
4b	Total risk-weighted assets (pre-floor)	302,426	293,277	287,828	289,101	283,133
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	14.89	14.52	14.05	13.80	13.49
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	14.88	14.51	14.04	13.79	13.48
6	Tier 1 ratio (%)	19.96	20.18	19.56	19.43	19.21
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	19.96	20.17	19.55	19.42	19.20
7	Total capital ratio (%)	20.45	20.86	20.44	21.18	20.97
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.45	20.85	20.43	21.17	20.96
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1 specific buffer requirements (%)	3.52	3.52	3.52	3.52	3.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	10.39	10.02	9.55	9.30	8.99
Basel III leverage ratio[3]
13	Total Basel III leverage ratio exposure measure	1,044,916	1,039,939	1,038,225	1,037,150	994,366
14	Basel III leverage ratio (%)	5.78	5.69	5.42	5.42	5.47
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.78	5.69	5.42	5.41	5.47
Liquidity coverage ratio (LCR)[4]
15	Total high-quality liquid assets (HQLA)	230,885	232,026	221,371	214,276	211,185
16	Total net cash outflow	146,831	149,183	146,314	140,891	137,345
17	LCR (%)	157	156	151	152	154
Net stable funding ratio (NSFR)[5]
18	Total available stable funding	558,936
19	Total required stable funding	473,140
20	NSFR (%)	118

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    4 Calculated based on quarterly average. Refer to the “Liquidity coverage ratio” section of this report for more information.    5 Refer to the “Introduction and basis for preparation” section of this report and to the “Liquidity and funding management” section of the UBS Group third quarter 2021 report for more information.

UBS Group AG consolidated

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		30.9.21	30.6.21	31.3.21	31.12.20	30.9.20
1	Total loss-absorbing capacity (TLAC) available	102,840	104,348	100,720	101,814	97,753
1a	Fully loaded ECL accounting model TLAC available[2]	102,827	104,325	100,697	101,780	97,717
2	Total RWA at the level of the resolution group	302,426	293,277	287,828	289,101	283,133
3	TLAC as a percentage of RWA (%)	34.01	35.58	34.99	35.22	34.53
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)[2]	34.00	35.57	34.98	35.21	34.51
4	Leverage ratio exposure measure at the level of the resolution group[3]	1,044,916	1,039,939	1,038,225	1,037,150	994,366
5	TLAC as a percentage of leverage ratio exposure measure (%)	9.84	10.03	9.70	9.82	9.83
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)[2,3]	9.84	10.03	9.70	9.81	9.83
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    3 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

Section 2  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Exposures are measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirements or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (the BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information about the measurement of risk exposures and RWA, refer to pages 13–15 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Overview of RWA and capital requirements

The OV1 table on the following page provides an overview of our RWA and the related minimum capital requirements by risk type. The table presented is based on the respective FINMA template and empty rows indicate current non-applicability to UBS.

During the third quarter of 2021, RWA increased by USD 9.1 billion to USD 302.4 billion, mainly due to increases in market risk RWA of USD 6.2 billion, counterparty credit risk RWA of USD 1.2 billion, and credit risk RWA of USD 1.0 billion. The increase of USD 9.1 billion included a decrease of USD 1.6 billion related to currency effects.

Market risk RWA increased by USD 6.2 billion to USD 14.0 billion in the third quarter of 2021, primarily due to the introduction of a regulatory add-on of USD 5.5 billion, which considers profit or loss resulting from time decay in addition to the regulatory value-at-risk (VaR) and stressed VaR. The add-on reflects the outcome of discussions with FINMA regarding our regulatory VaR model, which started in late 2019. The integration of time decay into the regulatory VaR model, which would replace the add-on, is subject to further discussions between FINMA and UBS. The market risk RWA increase was also driven by a USD 1.0 billion increase from portfolio and market movements, primarily in the Investment Bank’s Global Markets business.

Credit Risk RWA increased by USD 1.0 billion, primarily driven by model updates of USD 1.0 billion, mainly due to the quarterly phase-in impacts for structured margin loans and similar products in Global Wealth Management, as well as new probability of default (PD) and loss given default (LGD) models for the mortgage portfolio in the US, partly offset by a reduction related to the introduction of new models for the leasing of aircraft and industrial goods. Asset size and other movements increased by USD 0.7 billion, reflecting increases in Lombard and other loans in Global Wealth Management. Credit risk RWA in the third quarter of 2021 also included a regulatory add-on of USD 0.4 billion related to the aforementioned models for the leasing of aircraft and industrial goods. These increases were partly offset by a decrease related to currency effects of USD 1.0 billion.

Counterparty credit risk RWA increased by USD 1.2 billion, primarily due to a regulatory add-on of USD 1.2 billion related to prime brokerage clients. Asset size and other movements increased by USD 0.7 billion, mainly driven by increased RWA for derivatives in the Investment Bank. These increases were partly offset by decreases related to currency effects of USD 0.4 billion, model updates of USD 0.1 billion, and methodology and policy changes of USD 0.1 billion.

The flow tables for credit risk, counterparty credit risk and market risk RWA in this section provide further details regarding the movements in RWA in the third quarter of 2021.

More information about capital management and RWA, including details regarding movements in RWA during the third quarter of 2021, is provided on pages 42–43 in the “Capital management” section of our third quarter 2021 report, available under ”Quarterly reporting” at ubs.com/investors.

UBS Group AG consolidated

OV1: Overview of RWA
		RWA		Minimum capital requirements[1]
USD million		30.9.21	30.6.21	30.9.21
1	Credit risk (excluding counterparty credit risk)	147,143	146,162	11,771
2	of which: standardized approach (SA)	34,959	34,895	2,797
2a	of which: non-counterparty-related risk	12,842	12,921	1,027
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	112,184	111,267	8,975
6	Counterparty credit risk[2]	40,270	39,058	3,222
7	of which: SA for counterparty credit risk (SA-CCR)	7,437	7,406	595
8	of which: internal model method (IMM)	18,555	17,232	1,484
8a	of which: value-at-risk (VaR)	8,921	7,909	714
9	of which: other CCR	5,356	6,510	429
10	Credit valuation adjustment (CVA)	4,054	3,938	324
11	Equity positions under the simple risk-weight approach	3,308	3,197	265
12	Equity investments in funds – look-through approach	1,100	1,070	88
13	Equity investments in funds – mandate-based approach	1,331	1,486	106
14	Equity investments in funds – fallback approach	393	378	31
15	Settlement risk	549	341	44
16	Securitization exposures in banking book	405	379	32
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	260	305	21
19	of which: securitization standardized approach (SEC-SA)	145	74	12
20	Market Risk	14,044	7,818	1,123
21	of which: standardized approach (SA)	684	726	55
22	of which: internal models approach (IMA)	13,359	7,093	1,069
23	Capital charge for switch between trading book and banking book[3]
24	Operational risk	75,775	75,775	6,062
25	Amounts below thresholds for deduction (250% risk weight)[4]	14,055	13,676	1,124
25a	of which: deferred tax assets	10,803	10,392	864
26	Floor adjustment[5]
27	Total	302,426	293,277	24,194

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    5 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, does not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions.

RWA flow statements of credit risk exposures under IRB

The CR8 table below provides a breakdown of the credit risk RWA movements in the third quarter of 2021 across movement categories defined by the BCBS. These categories are described on page 48 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Credit risk RWA under the A-IRB approach increased by USD 0.9 billion to USD 112.2 billion during the third quarter of 2021.

The RWA increase from asset size movements of USD 2.0 billion was predominantly driven by increases in Lombard and other loans in Global Wealth Management and increases in loans and loan commitments to corporate clients in Personal & Corporate Banking. The RWA related to asset quality decreased by USD 1.1 billion, mainly due to improvements in average risk profiles in Global Wealth Management and Personal & Corporate Banking. Model updates of USD 1.0 billion were mainly due to the quarterly phase-in impacts for structured margin loans and similar products in Global Wealth Management, as well as new probability of default (PD) and loss given default (LGD) models for the mortgage portfolio in the US, partly offset by a reduction related to the introduction of new models for the leasing of aircraft and industrial goods. Regulatory add-ons of USD 0.4 billion were primarily related to the aforementioned models for the leasing of aircraft and industrial goods. Foreign exchange movements led to an RWA decrease of USD 0.7 billion.

CR8: RWA flow statements of credit risk exposures under IRB
USD million		For the quarter ended 30.9.21
1	RWA as of the beginning of the quarter	111,267
2	Asset size	1,985
3	Asset quality	(1,141)
4	Model updates	986
5	Methodology and policy	375
5a	of which: regulatory add-ons	375
6	Acquisitions and disposals	(15)
7	Foreign exchange movements	(723)
8	Other	(550)
9	RWA as of the end of the quarter	112,184

RWA flow statements of counterparty credit risk exposures under the IMM and VaR

The CCR7 table below presents a flow statement explaining changes in counterparty credit risk (CCR) RWA determined under the internal model method (IMM) for derivatives and the VaR approach for securities financing transactions (SFTs).

CCR RWA on derivatives under the IMM increased by USD 1.3 billion to USD 18.6 billion during the third quarter of 2021, primarily due to asset size movements in the Investment Bank, mainly as a result of higher client activity levels. The increase was partly offset by a decrease related to currency effects of USD 0.2 billion, model updates of USD 0.1 billion, and methodology and policy changes of USD 0.1 billion.

CCR RWA on SFTs under the VaR approach increased by USD 1.0 billion to USD 8.9 billion during the third quarter of 2021, primarily driven by a regulatory add-on of USD 1.2 billion related to prime brokerage clients.

For definitions of CCR RWA movement table components, refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” on page 48 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

CCR7: RWA flow statements of CCR exposures under Internal Model Method (IMM) and value-at-risk (VaR)
		For the quarter ended 30.9.21
USD million		Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	17,232	7,909	25,141
2	Asset size	1,721	(45)	1,676
3	Credit quality of counterparties	61	(35)	26
4	Model updates	(135)		(135)
5	Methodology and policy	(90)	1,152	1,062
5a	of which: regulatory add-ons		1,152	1,152
6	Acquisitions and disposals
7	Foreign exchange movements	(233)	(61)	(294)
8	Other
9	RWA as of the end of the quarter	18,555	8,921	27,477

UBS Group AG consolidated

RWA flow statements of market risk exposures under an internal models approach

The three main components that contribute to market risk RWA are VaR, stressed value-at-risk (SVaR) and the incremental risk charge (IRC). The VaR and SVaR components include the RWA charge for risks not in VaR (RniV).

The MR2 table below provides a breakdown of the movement in market risk RWA in the third quarter of 2021 under an internal models approach (IMA) across those components, pursuant to the movement categories defined by the BCBS. These categories are described on page 78 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Market risk RWA under an IMA increased by USD 6.3 billion to USD 13.4 billion in the third quarter of 2021, primarily due to the introduction of a regulatory add-on of USD 5.5 billion. For further information, refer to the “Introduction and basis for preparation” section of this report.

The VaR multiplier was unchanged compared with the prior quarter, at 3.0.

MR2: RWA flow statements of market risk exposures under an IMA[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 30.6.21	1,036	3,846	2,211			7,093
1a	Regulatory adjustment	(727)	(2,288)				(3,015)
1b	RWA at previous quarter-end (end of day)	309	1,558	2,211			4,078
2	Movement in risk levels	475	22	(470)			27
3	Model updates/changes	(49)	(135)				(184)
4	Methodology and policy	2,428	2,428				4,856
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	17	61				78
8a	RWA at the end of the reporting period (end of day)	3,180	3,933	1,741			8,854
8b	Regulatory adjustment	846	3,659				4,505
8c	RWA as of 30.9.21	4,026	7,593	1,741			13,359
1 Components that describe movements in RWA are presented in italics.

Section 3  Going and gone concern requirements and eligible capital

The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA). More information about capital management is provided on pages 35–45 in the “Capital management” section of our third quarter 2021 report, available under ”Quarterly reporting” at ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.9.21	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	43,309	5.00[1]	52,246
Common equity tier 1 capital	10.02	30,305	3.50[2]	36,572
of which: minimum capital	4.50	13,609	1.50	15,674
of which: buffer capital	5.50	16,633	2.00	20,898
of which: countercyclical buffer	0.02	62
Maximum additional tier 1 capital	4.30	13,004	1.50	15,674
of which: additional tier 1 capital	3.50	10,585	1.50	15,674
of which: additional tier 1 buffer capital	0.80	2,419

Eligible going concern capital
Total going concern capital	19.96	60,369	5.78	60,369
Common equity tier 1 capital	14.89	45,022	4.31	45,022
Total loss-absorbing additional tier 1 capital[3]	5.07	15,347	1.47	15,347
of which: high-trigger loss-absorbing additional tier 1 capital	4.26	12,874	1.23	12,874
of which: low-trigger loss-absorbing additional tier 1 capital	0.82	2,473	0.24	2,473

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.73	32,447	3.77	39,433
of which: base requirement[5]	12.86	38,892	4.50	47,021
of which: additional requirement for market share and LRD[6]	1.44	4,355	0.50	5,225
of which: applicable reduction on requirements	(3.57)	(10,800)	(1.23)	(12,813)
of which: rebate granted (equivalent to 55% of maximum rebate)	(3.14)	(9,481)	(1.10)	(11,494)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.44)	(1,319)	(0.13)	(1,319)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.03	42,428	4.06	42,428
Total tier 2 capital	1.05	3,185	0.30	3,185
of which: low-trigger loss-absorbing tier 2 capital	0.87	2,638	0.25	2,638
of which: non-Basel III-compliant tier 2 capital	0.18	548	0.05	548
TLAC-eligible senior unsecured debt	12.98	39,242	3.76	39,242

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.05	75,756	8.77	91,679
Eligible total loss-absorbing capacity	33.99	102,796	9.84	102,796

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		302,426
Leverage ratio denominator				1,044,916

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.7 percentage points for the RWA-based requirement of 14.3% and 2.0 percentage points for the LRD-based requirement of 5.0%.    6 A higher add-on requirement for market share was applied in the third quarter of 2021, of which 0.72% was applied for RWA and 0.25% for LRD.

UBS Group AG consolidated

Section 4  Leverage ratio

Basel III leverage ratio

The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics“ table in section 1 of this report, is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (the LRD).

The LRD consists of International Financial Reporting Standards (IFRS) on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules UBS is required to meet going and gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	30.9.21	30.6.21
On-balance sheet exposures
IFRS total assets	1,088,773	1,086,519
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(21,307)	(22,344)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[1]	(152,856)	(151,418)
Less carrying amount of securities financing transactions in IFRS total assets[2]	(100,171)	(111,216)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	814,440	801,541
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(11,565)	(11,963)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	802,875	789,578

1 The exposures consist of derivative financial instruments and cash collateral receivables on derivative instruments, all of which are in accordance with the regulatory scope of consolidation.    2 The exposures consist of receivables from SFTs, margin loans, prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation.

During the third quarter of 2021, the LRD increased by USD 5 billion to USD 1,045 billion. On-balance sheet exposures (excluding derivatives and SFTs) increased by USD 13 billion, mainly driven by higher central bank balances and trading assets, partly offset by a reduction in high-quality liquid asset (HQLA) securities. Derivative exposures increased by USD 3 billion, mainly reflecting higher client volumes and market-driven movements in the Investment Bank. SFTs decreased by
USD 11 billion, mainly due to excess cash reinvestment trade roll-offs and a reduction in collateral sourcing requirements, as well as lower brokerage receivables and a decrease in borrowing activities.

›    Refer to “Leverage ratio denominator” in the “Capital management” section of our third quarter 2021 report, available under “Quarterly reporting” at ubs.com/investors, for more information

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		30.9.21	30.6.21

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	814,440	801,541
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(11,565)	(11,963)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	802,875	789,578

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	50,712	49,315
5	Add-on amounts for PFE associated with all derivatives transactions	85,073	84,187
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(20,096)	(19,910)
8	(Exempted CCP leg of client-cleared trade exposures)	(15,947)	(16,753)
9	Adjusted effective notional amount of all written credit derivatives[1]	50,580	72,949
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(49,892)	(72,063)
11	Total derivative exposures	100,430	97,726

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	189,625	191,453
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(89,454)	(80,150)
14	CCR exposure for SFT assets	10,104	10,204
15	Agent transaction exposures
16	Total securities financing transaction exposures	110,275	121,507

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	101,347	98,778
18	(Adjustments for conversion to credit equivalent amounts)	(70,011)	(67,649)
19	Total off-balance sheet items	31,336	31,129
	Total exposures (leverage ratio denominator)	1,044,916	1,039,939

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	60,369	59,188
21	Total exposures (leverage ratio denominator)	1,044,916	1,039,939

	Leverage ratio
22	Basel III leverage ratio (%)	5.8	5.7

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

UBS Group AG consolidated

LR1: BCBS Basel III leverage ratio summary comparison
USD million		30.9.21	30.6.21
1	Total consolidated assets as per published financial statements	1,088,773	1,086,519
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(32,872)	(34,307)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(52,426)	(53,692)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	10,104	10,291
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	31,336	31,129
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	1,044,916	1,039,939
1 Includes assets that are deducted from tier 1 capital.

Section 5  Liquidity coverage ratio

Liquidity coverage ratio

We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.

Pillar 3 disclosure requirement	Third quarter 2021 report section	Disclosure	Third quarter 2021 report page number
Concentration of funding sources	Balance sheet and off-balance sheet	Liabilities by product and currency	50

High-quality liquid assets

HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds.

High-quality liquid assets
	Average 3Q21[1]			Average 2Q21[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	154		154	154		154
Securities (on- and off-balance sheet)	59	17	76	61	17	78
Total high-quality liquid assets[4]	213	17	231	215	17	232

1 Calculated based on an average of 65 data points in the third quarter of 2021 and 64 data points in the second quarter of 2021.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

UBS Group AG consolidated

LCR development during the third quarter of 2021

In the third quarter of 2021, the UBS Group quarterly average LCR increased 1 percentage point to 157%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The increase in average LCR was driven by a decrease in average total net cash outflows of USD 2 billion to USD 147 billion, mainly due to decreases in outflows from secured financing transactions. Average HQLA decreased by USD 1 billion to USD 231 billion, driven by an increase in assets subject to local transfer restrictions.

LIQ1: Liquidity coverage ratio
		Average 3Q21[1]		Average 2Q21[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	234	231	235	232

Cash outflows
2	Retail deposits and deposits from small business customers	290	33	296	33
3	of which: stable deposits	41	1	42	1
4	of which: less stable deposits	249	31	254	32
5	Unsecured wholesale funding	243	127	241	129
6	of which: operational deposits (all counterparties)	54	13	53	13
7	of which: non-operational deposits (all counterparties)	176	101	173	101
8	of which: unsecured debt	13	13	15	15
9	Secured wholesale funding		75		79
10	Additional requirements	93	27	96	27
11	of which: outflows related to derivatives and other transactions	52	18	54	18
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	41	9	42	9
14	Other contractual funding obligations	11	10	11	9
15	Other contingent funding obligations	224	4	264	6
16	Total cash outflows		275		284

Cash inflows
17	Secured lending	247	83	269	84
18	Inflows from fully performing exposures	72	32	77	35
19	Other cash inflows	13	13	16	16
20	Total cash inflows	332	128	361	135

		Average 3Q21[1]		Average 2Q21[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		231		232
22	Net cash outflows		147		149
23	Liquidity coverage ratio (%)		157		156

1 Calculated based on an average of 65 data points in the third quarter of 2021 and 64 data points in the second quarter of 2021.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections on the following pages include capital and other regulatory information as of 30 September 2021 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated. Capital information in the following sections is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.

Section 2  UBS AG standalone

Key metrics of the third quarter of 2021

The table on the next page is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules.

During the third quarter of 2021, common equity tier 1 (CET1) capital was largely unchanged at USD 51.2 billion, as the additional accruals for capital returns to UBS Group AG were almost entirely offset by operating profit before tax. Tier 1 capital decreased by USD 1.3 billion to USD 65.2 billion, primarily driven by the call of an additional tier 1 capital instrument with a nominal amount of USD 1.1 billion. Total capital decreased by USD 1.8 billion to USD 66.6 billion, reflecting the aforementioned decrease in tier 1 capital and a decrease in the remaining eligibility of a EUR 1.75 billion tier 2 capital instrument.

Risk-weighted assets (RWA) decreased by USD 0.4 billion to USD 318.8 billion during the third quarter of 2021, primarily driven by a decrease in credit and counterparty credit risk RWA and partly offset by an increase in market risk RWA. Leverage ratio exposure decreased by USD 9 billion to USD 598 billion, mainly driven by lower securities financing transactions and lending balances, partly offset by increases in cash and balances at central banks and derivative exposures.

Correspondingly, our CET1 capital ratio was stable at 16.1% whereas our tier 1 and total capital ratio decreased during the quarter, due to the aforementioned decreases in tier 1 and total capital. Our Basel III leverage ratio was largely unchanged at 10.9%, as the decrease in tier 1 capital was almost offset by the decrease in leverage ratio exposure.

Average high-quality liquid assets (HQLA) increased by USD 3.4 billion to USD 92.3 billion, driven by greater average cash balances due to a reduction of funding consumption in the business divisions. Average total net cash outflows increased by USD 0.2 billion to USD 50.7 billion.

KM1: Key metrics
USD million, except where indicated
		30.9.21	30.6.21	31.3.21	31.12.20	30.9.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	51,233	51,279	50,223	50,269	51,793
1a	Fully loaded ECL accounting model CET1[1]	51,217	51,255	50,189	50,266	51,791
2	Tier 1	65,211	66,487	64,652	64,699	66,145
2a	Fully loaded ECL accounting model Tier 1[1]	65,195	66,463	64,618	64,696	66,143
3	Total capital	66,639	68,421	67,126	69,639	71,020
3a	Fully loaded ECL accounting model total capital[1]	66,624	68,398	67,091	69,636	71,018
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	318,755	319,195	317,824	305,575	309,019
4a	Minimum capital requirement[2]	25,500	25,536	25,426	24,446	24,722
4b	Total risk-weighted assets (pre-floor)	318,755	319,195	317,824	305,575	309,019
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	16.07	16.06	15.80	16.45	16.76
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.07	16.06	15.79	16.45	16.76
6	Tier 1 ratio (%)	20.46	20.83	20.34	21.17	21.40
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	20.45	20.82	20.33	21.17	21.40
7	Total capital ratio (%)	20.91	21.44	21.12	22.79	22.98
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.90	21.43	21.11	22.79	22.98
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.01	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.51	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	11.57	11.56	11.30	11.95	12.26
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	597,542	606,536	611,022	595,017	588,204
14	Basel III leverage ratio (%)	10.91	10.96	10.58	10.87	11.25
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.91	10.96	10.58	10.87	11.24
Liquidity coverage ratio (LCR)[5]
15	Total high-quality liquid assets (HQLA)	92,333	88,964	82,041	83,905	88,424
16	Total net cash outflow	50,733	50,537	47,927	52,851	52,463
17	LCR (%)	183	176	172	159	169
Net stable funding ratio (NSFR)[6]
18	Total available stable funding	251,277
19	Total required stable funding	283,682
20	NSFR (%)	89

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided on the following pages in this section.    4 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone in 2020. Refer to the “Introduction and basis for preparation” and “UBS AG standalone” sections of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.    6 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding. Refer to the “Introduction and basis for preparation” section of this report for more information.

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

The tables below and on the next page provide details of the Swiss systemically relevant bank (SRB) RWA- and leverage ratio denominator (LRD)-based going and gone concern requirements and information as required by the Swiss Financial Market Supervisory Authority (FINMA); details regarding eligible gone concern instruments are provided on the next page.

More information about the going and gone concern requirements and information is provided on page 112 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

The applicable market share add-on requirements as of 30 September 2021 were 0.72% for RWA and 0.25% for LRD purposes. These add-ons were increased by 0.36% for RWA and 0.125% for LRD in the third quarter of 2021, reflecting an increase in UBS’s market share in the Swiss credit business to more than 17%. The applicable LRD add-on requirements remained unchanged at 0.72% for RWA and 0.25% for LRD purposes, as our Group LRD remained within the same add-on bucket.

Swiss SRB going and gone concern requirements and information
As of 30.9.21	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD million, except where indicated	in %		in%		in %
Required going concern capital
Total going concern capital	14.32[1]	45,633	14.32[1]	54,913	5.00[1]	29,877
Common equity tier 1 capital	10.02	31,926	10.02	38,419	3.50	20,914
of which: minimum capital	4.50	14,344	4.50	17,261	1.50	8,963
of which: buffer capital	5.50	17,532	5.50	21,097	2.00	11,951
of which: countercyclical buffer	0.02	51	0.02	61
Maximum additional tier 1 capital	4.30	13,706	4.30	16,494	1.50	8,963
of which: additional tier 1 capital	3.50	11,156	3.50	13,425	1.50	8,963
of which: additional tier 1 buffer capital	0.80	2,550	0.80	3,069

Eligible going concern capital
Total going concern capital	20.46	65,211	17.00	65,211	10.91	65,211
Common equity tier 1 capital	16.07	51,233	13.36	51,233	8.57	51,233
Total loss-absorbing additional tier 1 capital	4.39	13,978	3.64	13,978	2.34	13,978
of which: high-trigger loss-absorbing additional tier 1 capital	3.61	11,509	3.00	11,509	1.93	11,509
of which: low-trigger loss-absorbing additional tier 1 capital	0.77	2,469	0.64	2,469	0.41	2,469

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		318,755		383,582
Leverage ratio denominator						597,542

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing capacity		38,482

Eligible gone concern capital
Total gone concern loss-absorbing capacity		42,412
Gone concern capital coverage ratio	110.21

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Swiss SRB going and gone concern information
USD million, except where indicated	30.9.21	30.6.21

Eligible going concern capital
Total going concern capital	65,211	66,487
Total tier 1 capital	65,211	66,487
Common equity tier 1 capital	51,233	51,279
Total loss-absorbing additional tier 1 capital	13,978	15,208
of which: high-trigger loss-absorbing additional tier 1 capital	11,509	12,702
of which: low-trigger loss-absorbing additional tier 1 capital	2,469	2,506

Eligible gone concern capital
Total gone concern loss-absorbing capacity	42,412	45,091
Total tier 2 capital	3,170	5,214
of which: low-trigger loss-absorbing tier 2 capital	2,635	4,678
of which: non-Basel III-compliant tier 2 capital	534	536
TLAC-eligible senior unsecured debt	39,242	39,878

Total loss-absorbing capacity
Total loss-absorbing capacity	107,623	111,578

Denominators for going and gone concern ratios
Risk-weighted assets phase-in	318,755	319,195
of which: investments in Swiss-domiciled subsidiaries[1]	38,227	38,456
of which: investments in foreign-domiciled subsidiaries[1]	108,837	108,593
Risk-weighted assets fully applied as of 1.1.28	383,582	383,929
of which: investments in Swiss-domiciled subsidiaries[1]	44,450	44,717
of which: investments in foreign-domiciled subsidiaries[1]	167,442	167,066
Leverage ratio denominator	597,542	606,536

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	20.5	20.8
of which: common equity tier 1 capital ratio, phase-in	16.1	16.1
Going concern capital ratio, fully applied as of 1.1.28	17.0	17.3
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.4	13.4

Leverage ratios (%)
Going concern leverage ratio	10.9	11.0
of which: common equity tier 1 leverage ratio	8.6	8.5

Capital coverage ratio (%)
Gone concern capital coverage ratio	110.2	120.6

1 Net exposure for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (30 September 2021: USD 17,780 million; 30 June 2021: USD 17,887 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (30 September 2021: USD 41,860 million; 30 June 2021: USD 41,767 million) are risk-weighted at 215% and 260%, respectively, for the current year. Risk weights will gradually increase by 5 percentage points per year for Swiss-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Swiss SRB leverage ratio denominator

USD billion	30.9.21	30.6.21

Leverage ratio denominator
Swiss GAAP total assets	508.8	512.0
Difference between Swiss GAAP and IFRS total assets	121.5	120.8
Less: derivative exposures and SFTs[1]	(225.2)	(232.5)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(20.8)	(20.8)
On-balance sheet exposures (excluding derivative exposures and SFTs)	384.2	379.5
Derivative exposures	103.6	100.1
Securities financing transactions	88.6	105.7
Off-balance sheet items	22.5	22.7
Items deducted from Swiss SRB tier 1 capital	(1.4)	(1.4)
Total exposures (leverage ratio denominator)	597.5	606.5

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Liquidity coverage ratio

In the third quarter of 2021, the UBS AG liquidity coverage ratio (LCR) was 183%, remaining above the prudential requirements communicated by FINMA.

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 3Q21[2]	Average 2Q21[2]
High-quality liquid assets	92	89
Total net cash outflows	51	51
of which: cash outflows	167	171
of which: cash inflows	117	120
Liquidity coverage ratio (%)	183	176

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 65 data points in the third quarter of 2021 and 64 data points in the second quarter of 2021.

Section 3  UBS Switzerland AG standalone

Key metrics of the third quarter of 2021

The table below is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules.

During the third quarter of 2021, common equity tier 1 (CET1) capital decreased slightly by CHF 0.1 billion to CHF 12.2 billion, mainly as additional accruals for dividends were almost entirely offset by operating profit. Risk-weighted assets (RWA) were largely stable at CHF 110.0 billion. Leverage ratio exposure decreased by CHF 3 billion to CHF 339 billion, mainly driven by lower securities financing transactions and high-quality liquid asset (HQLA) securities, partly offset by an increase in lending balances.

Average HQLA decreased by CHF 5.4 billion to CHF 92.3 billion, driven by lower average cash balances mainly due to a net deposit decrease and higher lending activities. Average total net cash outflows decreased by CHF 0.7 billion to CHF 64.5 billion.

KM1: Key metrics
CHF million, except where indicated
		30.9.21	30.6.21	31.3.21	31.12.20	30.9.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	12,199	12,312	12,417	12,234	11,992
1a	Fully loaded ECL accounting model CET1[1]	12,198	12,311	12,416	12,233	11,989
2	Tier 1	17,596	17,705	17,819	17,410	16,683
2a	Fully loaded ECL accounting model Tier 1[1]	17,595	17,704	17,818	17,409	16,680
3	Total capital	17,596	17,705	17,819	17,410	16,683
3a	Fully loaded ECL accounting model total capital[1]	17,595	17,704	17,818	17,409	16,680
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	109,941	109,602	110,194	107,253	107,066
4a	Minimum capital requirement[2]	8,795	8,768	8,816	8,580	8,565
4b	Total risk-weighted assets (pre-floor)	93,839	93,853	93,149	92,164	92,755
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	11.10	11.23	11.27	11.41	11.20
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.10	11.23	11.27	11.41	11.20
6	Tier 1 ratio (%)	16.00	16.15	16.17	16.23	15.58
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	16.00	16.15	16.17	16.23	15.58
7	Total capital ratio (%)	16.00	16.15	16.17	16.23	15.58
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.00	16.15	16.17	16.23	15.58
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.01	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.51	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.60	6.73	6.77	6.91	6.70
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	338,636	341,991	344,925	335,251	327,113
14	Basel III leverage ratio (%)	5.20	5.18	5.17	5.19	5.10
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.20	5.18	5.17	5.19	5.10
Liquidity coverage ratio (LCR)[5]
15	Total high-quality liquid assets (HQLA)	92,341	97,744	96,366	91,909	87,254
16	Total net cash outflow	64,491	65,177	65,829	62,074	59,930
17	LCR (%)	143	150	146	148	146
Net stable funding ratio (NSFR)[6]
18	Total available stable funding	229,666
19	Total required stable funding	156,849
20	NSFR (%)	146

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” and “UBS Switzerland AG standalone” sections of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.    6 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG. Refer to the “Introduction and basis for preparation” section of this report for more information.

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 September 2021, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 14.32%, including a countercyclical buffer of 0.02%, and 5.00%, respectively.

The gone concern requirements were 8.87% for the RWA-based requirement and 3.10% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

Swiss SRB going and gone concern requirements and information
As of 30.9.21	RWA		LRD
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	15,742	5.00[1]	16,932
Common equity tier 1 capital	10.02	11,015	3.50	11,852
of which: minimum capital	4.50	4,947	1.50	5,080
of which: buffer capital	5.50	6,047	2.00	6,773
of which: countercyclical buffer	0.02	21
Maximum additional tier 1 capital	4.30	4,727	1.50	5,080
of which: additional tier 1 capital	3.50	3,848	1.50	5,080
of which: additional tier 1 buffer capital	0.80	880

Eligible going concern capital
Total going concern capital	16.00	17,596	5.20	17,596
Common equity tier 1 capital	11.10	12,199	3.60	12,199
Total loss-absorbing additional tier 1 capital	4.91	5,396	1.59	5,396
of which: high-trigger loss-absorbing additional tier 1 capital	4.91	5,396	1.59	5,396

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.87	9,747	3.10	10,498
of which: base requirement	7.97	8,766	2.79	9,448
of which: additional requirement for market share and LRD[3]	0.89	982	0.31	1,050

Eligible gone concern capital
Total gone concern loss-absorbing capacity	9.89	10,876	3.21	10,876
TLAC-eligible senior unsecured debt	9.89	10,876	3.21	10,876

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.18	25,490	8.10	27,430
Eligible total loss-absorbing capacity	25.90	28,472	8.41	28,472

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		109,941
Leverage ratio denominator				338,636

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    3 A higher add-on requirement for market share was applied in the third quarter of 2021, of which 0.45% was applied for RWA and 0.16% for LRD.

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
CHF million, except where indicated	30.9.21	30.6.21

Eligible going concern capital
Total going concern capital	17,596	17,705
Total tier 1 capital	17,596	17,705
Common equity tier 1 capital	12,199	12,312
Total loss-absorbing additional tier 1 capital	5,396	5,393
of which: high-trigger loss-absorbing additional tier 1 capital	5,396	5,393

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,876	10,868
TLAC-eligible senior unsecured debt	10,876	10,868

Total loss-absorbing capacity
Total loss-absorbing capacity	28,472	28,572

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	109,941	109,602
Leverage ratio denominator	338,636	341,991

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.0	16.2
of which: common equity tier 1 capital ratio	11.1	11.2
Gone concern loss-absorbing capacity ratio	9.9	9.9
Total loss-absorbing capacity ratio	25.9	26.1

Leverage ratios (%)
Going concern leverage ratio	5.2	5.2
of which: common equity tier 1 leverage ratio	3.6	3.6
Gone concern leverage ratio	3.2	3.2
Total loss-absorbing capacity leverage ratio	8.4	8.4

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Swiss SRB leverage ratio denominator
CHF billion	30.9.21	30.6.21
Leverage ratio denominator
Swiss GAAP total assets	319.2	323.3
Difference between Swiss GAAP and IFRS total assets	3.3	3.6
Less: derivative exposures and SFTs[1]	(11.1)	(13.8)
On-balance sheet exposures (excluding derivative exposures and SFTs)	311.4	313.1
Derivative exposures	4.8	5.2
Securities financing transactions	6.2	8.4
Off-balance sheet items	16.5	15.6
Items deducted from Swiss SRB tier 1 capital	(0.3)	(0.2)
Total exposures (leverage ratio denominator)	338.6	342.0

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Liquidity coverage ratio

In the third quarter of 2021, the liquidity coverage ratio (LCR) of UBS Switzerland AG, which is a Swiss SRB, was 143%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA) in connection with the Swiss Emergency Plan.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 3Q21[2]	Average 2Q21[2]
High-quality liquid assets	92	98
Total net cash outflows	64	65
of which: cash outflows	89	93
of which: cash inflows	25	28
Liquidity coverage ratio (%)	143	150

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 65 data points in the third quarter of 2021 and 64 data points in the second quarter of 2021.

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7	8	9
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
9	Par value of instrument (currency in millions)	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021	2 June 2021	2 June 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes

Significant regulated subsidiaries and sub-groups

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026	First optional repayment date: 2 June 2026	First optional repayment date: 2 June 2028
			Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any of every second interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to a tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest.

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	3-month SARON Compound + 250 bps per annum quarterly	3-month SARON Compound + 489 bps per annum quarterly	3-month SOFR Compound + 561 bps per annum quarterly	3-month SARON Compound + 433 bps per annum quarterly	3-month SARON Compound + 397 bps per annum quarterly	3-month SARON Compound + 337 bps per annum quarterly	3-month SARON Compound + 307 bps per annum quarterly	3-month SARON Compound + 308 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability. Subject to applicable conditions.

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of USB Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

Significant regulated subsidiaries and sub-groups

Section 4  UBS Europe SE consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on the Pillar 1 requirements.

During the third quarter of 2021, common equity tier 1 (CET1) remained stable. Risk-weighted assets increased by EUR 0.3 billion to EUR 13.5 billion, mainly driven by increases in credit risk related to derivative transactions. Leverage ratio exposure remained largely stable and amounted to EUR 47.2 billion. The average liquidity coverage ratio remained stable, with a EUR 0.3 billion decrease in total net cash outflows.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.

KM1: Key metrics[1]
EUR million, except where indicated
		30.9.21	30.6.21[2]	31.3.21[2]	31.12.20	30.9.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	3,930	3,927	3,721	3,703	3,728
2	Tier 1	4,220	4,217	4,011	3,993	4,018
3	Total capital	4,220	4,217	4,011	3,993	4,018
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	13,455	13,119	14,022	13,175	13,285
4a	Minimum capital requirement[3]	1,076	1,050	1,122	1,054	1,063
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	29.2	29.9	26.5	28.1	28.1
6	Tier 1 ratio (%)	31.4	32.1	28.6	30.3	30.2
7	Total capital ratio (%)	31.4	32.1	28.6	30.3	30.2
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.1	0.1	0.1	0.0	0.0
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.6	2.6	2.6	2.5	2.5
12	CET1 available after meeting the bank’s minimum capital requirements (%)[4]	23.4	24.1	20.7	22.3	22.2
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	47,237	47,094[5]	43,620	41,376	43,371
14	Basel III leverage ratio (%)[6]	8.9	9.0[5]	9.2	9.7	9.3
Liquidity coverage ratio (LCR)[7]
15	Total high-quality liquid assets (HQLA)	17,108	17,106	17,175	17,074	16,257
16	Total net cash outflow	10,373	10,684	11,003	11,334	11,276
17	LCR (%)	165	161	157	151	144
Net stable funding ratio (NSFR)[8]
18	Total available stable funding	15,472	15,816
19	Total required stable funding	9,160	9,631
20	NSFR (%)	169	164

1 Based on applicable EU regulatory rules.    2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    5 Comparative figures have been adjusted following the initial CRRII go-live to align with the regulatory reports as submitted to the European Central Bank (the ECB).    6 On the basis of tier 1 capital.    7 Figures are calculated on a twelve-month average.    8 The local disclosure requirement for the net stable funding ratio came into force in June 2021.

Section 5  UBS Americas Holding LLC consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Americas Holding LLC consolidated, based on the Pillar 1 requirements and in accordance with US Basel III rules.

Effective 1 October 2021, UBS Americas Holding LLC is subject to a stress capital buffer (SCB) of 7.1%, in addition to the minimum capital requirements. The SCB was determined by the Federal Reserve Board following the completion of the annual Dodd–Frank Act Stress Testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR) (and based on DFAST results and planned future dividends). The SCB, which replaces the static capital conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.

During the third quarter of 2021, common equity tier 1 (CET1) remained stable. Risk-weighted assets (RWA) increased by USD 2.4 billion to USD 71.6 billion, mainly driven by an increase in credit risk RWA. Leverage ratio exposure, calculated on an average basis, increased by USD 4.5 billion to USD 175.5 billion due to increased lending exposure.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.

KM1: Key metrics[1]
USD million, except where indicated
		30.9.21	30.6.21	31.3.21	31.12.20	30.9.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	14,831	14,477	14,716	14,384	13,840
2	Tier 1	17,877	17,523	17,763	17,431	16,883
3	Total capital	18,485	18,143	18,498	18,166	17,626
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	71,571	69,139	69,481	63,929	65,084
4a	Minimum capital requirement[2]	5,726	5,531	5,558	5,114	5,207
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	20.7	20.9	21.2	22.5	21.3
6	Tier 1 ratio (%)	25.0	25.3	25.6	27.3	25.9
7	Total capital ratio (%)	25.8	26.2	26.6	28.4	27.1
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
8a	Stress capital buffer requirement (%)	6.7	6.7	6.7	6.7
9	Countercyclical buffer requirement (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
11a	Total bank specific capital requirements (%)	6.7	6.7	6.7	6.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[3]	16.2	16.4	16.7	18.0	16.8
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	175,486	170,985	169,386	154,609	148,038
14	Basel III leverage ratio (%)[4]	10.2	10.2	10.5	11.3	11.4
14a	Total Basel III supplementary leverage ratio exposure measure[5]	199,073	195,617	159,587	150,019	150,609
14b	Basel III supplementary leverage ratio (%)[4,5]	9.0	9.0	11.1	11.6	11.2
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	30,058	29,029
16	Total net cash outflow	19,548	17,509
17	LCR (%)	154	166

1 The liquidity coverage ratio (LCR) requirement became effective as of 1 January 2021 and the related disclosure requirement in the second quarter of 2021. The net stable funding ratio (NSFR) requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.    4 On the basis of tier 1 capital.    5 US Regulatory authorities temporarily eased the requirements for the SLR, permitting the exclusion of US Treasury securities and deposits with the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 187 bps on 31 March 2021, 170 bps on 31 December 2020 and 136 bps on 30 September 2020.    6 Figures are calculated on a quarterly average.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical capital buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                 Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

Euribor           Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government-sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                Interbank Offered Rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020 on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  October 26, 2021